UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2013

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number: 001-35771)

(Name of registrant)

GRANITE REIT INC.

(Commission File Number: 001-35772)

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2013	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ Jennifer Tindale
		Name:	Jennifer Tindale
		Title:	Executive Vice-President, General Counsel and Secretary

Date: June 12, 2013	GRANITE REIT INC.

	By:	/s/ Jennifer Tindale
		Name:	Jennifer Tindale
		Title:	Executive Vice-President, General Counsel and Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Press release – Granite Announces Election of Trustees and Directors (June 12, 2013)

99.2	Report of Voting Results for Annual General Meetings of Stapled Unitholders